SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on June 10, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: June 10, 2016

NEWS

 FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES EXTENSION OF EXCLUSIVE DISTRIBUTION
ARRANGEMENT WITH ARLA FOODS

YAVNE, Israel – June 10, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that the Company's wholly owned subsidiary Gold Frost Ltd. ("Goldfrost") announced the extension of its Exclusive Distribution Agreement with the Danish producer of dairy products, Arla Foods amba ("Arla"), for a term of one year commencing from the expiration in June 2017 of the current distribution agreement between the parties.

Under the original agreement, Arla had the right to terminate the agreement on 18 months' notice if Gold Frost failed to satisfy the minimum purchase requirements, or on 30 days' notice under certain circumstances,   including but not limited to in the case of the death or permanent incapacity of Zwi Williger, the previous Chairman of the board of the Company or his ceasing to be involved in Gold Frost's business. Zwi Williger ceased to hold any positions with the Company as of January 21, 2016.

After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract.

Under the the extension, Arla granted Goldfrost an exclusive non-transferable right to import, export, market and distribute in Israel cheese and butter products manufactured by Arla. Goldfrost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. In addition, Arla has the right to terminate the Agreement under certain circumstances, including in the case of the death or permanent incapacity of Mr. Iram Graiver or his ceasing to be involved in Goldfrost's business.

Mr. Iram Graiver, CEO of the Company, added "We are pleased that Arla, one of the biggest producer of dairy products in the world, has demonstrated its confidence in us. After the Company built an experienced new managerial team, Arla has agreed to provide us with an additional year of exclusivity in distributing their cheese and butter products in Israel."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, CFO and Secretary
 (+972) 8-932-1000
pavel@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.